Exhibit 99.1

News release via Canada NewsWire, Vancouver 604-669-7764

    Attention News/Business Editors:
    CHC regrets to announce fatal accident in North Sea

    VANCOUVER, Dec. 27 /CNW/ - CHC Helicopter Corporation ("CHC") (TSX: FLY.A
and FLY.B; NYSE: FLI) regrets to confirm that one of its Eurocopter AS365N type aircraft crashed in the East Irish Sea at approximately 1835 hours, UK time today (Wednesday December 27, 2006). Six bodies have now been recovered from the area. The emergency services are presently continuing their search for the remaining person involved. The aircraft was carrying five passengers and two crew.
    CHC President and Chief Executive Officer Sylvain Allard said: "All of us are deeply, deeply saddened by this tragic accident. Our thoughts and prayers are with the families of the victims and we are doing everything we can to help with the Search and Rescue operation. This is a small community and these are our friends and family."
    The accident happened near the North Morecambe platform, on a flight from the Millom West platform to the North Morecambe platform. CHC is liaising closely with the authorities in the ongoing search. Further details will be released when more information becomes available.

    %SEDAR: 00002218E          %CIK: 0000903124

    /For further information: For media and other inquiries, please contact:
Chris Flanagan, Director of Communications, CHC Helicopter Corporation, (778)
999-3175/
    (FLY.A. FLY.B. FLI)

CO:  CHC Helicopter Corporation

CNW 20:02e 27-DEC-06